FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                         For the month of August 2004


                       Commission File Number 333-13944


                       Mahanagar Telephone Nigam Limited
                     -------------------------------------
            (Exact name of Registrant as specified in its charter)

                                      N/A
                 ---------------------------------------------
                (Translation of Registrant's name into English)


                      12th Floor, Jeevan Bharati Tower-1
                             124 Connaught Circus
                               New Delhi 110 001
                                     India
                  -----------------------------------------
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F
                                 -----              -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes         No   X
                                     -----      -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

                                Not applicable.

     Attached hereto is a copy of the press release dated August 11, 2004.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Mahanagar Telephone Nigam Limited




                                       By      /s/ R.S.P. Sinha
                                         -----------------------------------
                                       Name:      R.S.P. Sinha
                                       Title:     Chairman & Managing Director


Date:   August 13, 2004

                                                          No.MTNL/SECTT/SE/04
                                                             August 11,  2004



The Secretary,
Delhi/Mumbai/Calcutta/Madras/
National Stock Exchanges &
New York Stock Exchange.



         Sub: Regular appointment of Shri R.S.P. Sinha as CMD, MTNL.

                                    * * * *

Dear Sir,

         We are glad to inform you that Shri R.S.P. Sinha, officiating CMD, MTNL, has assumed charge as regular CMD of the Company w.e.f. 10th August, 2004.

         Thanking you,

                                                           Yours faithfully,



                                                                 (S.C. AHUJA)
                                                          COMPANY  SECRETARY